ITEM 77D: The board of directors approved amendments to certain investment policies to provide that, under normal market conditions, the fund may invest up to 20% of its total assets in preferred and other fixed income securities. The board also approved amendments to eliminate the non-fundamental investment restriction regarding the purchase of securities on margin. In addition, the board of directors approved amendments to permit the fund to write call options on up to 25% of its managed assets.